Filed by Macatawa Bank Corporation
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1933



                               Subject Company: Grand Bank Financial Corporation
                                                  Commission File No.: 000-00000


                                                         Date: November 29, 2001

MACATAWA                                                        GRAND
   BANK                                                          GB
   Your Community Bank                                          BANK

                           Macatawa Bank Corporation
                                       &
                        Grand Bank Financial Corporation

                               Merger Transaction
                               November 21, 2001

Conference Call and Webcast Information

Macatawa Bank Corporation will host a conference call at 10:30 a.m. EST on Thursday, November 29, 2001. The number to call is (800) 309-9485. A taped rebroadcast of the call will be available beginning at 1:00 p.m. EST, Thursday, November 29, 2001, and conclude at 11:59 p.m. EST, Friday, November 30, 2001. To access the replay, dial (800) 642-1687 and enter the conference ID # 2510767. A webcast of this call can be found in the Investor Information tab at www.macatawabank.com.

                           Forward Looking Statements

--------------------------------------------------------------------------------

When used in this document or other public shareholder communications, in filings with the Securities and Exchange Commission, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe", "will likely result", "are expected to," "will continue," "is anticipated", "estimate," "project," "plans", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. Various factors could cause actual results to differ materially from the results anticipated or projected. These factors include, but are not limited to, the following: (1) expected cost savings and synergies from the merger might not be realized within the expected time frame; (2) revenues following the merger could be lower than expected; (3) costs or difficulties related to the integration of the businesses of Macatawa Bank Corporation and Grand Bank Financial Corporation might be greater than expected; (4) the requisite shareholder and/or regulatory approvals of the transaction might not be obtained; (5) deposit attrition, operating costs, customer loss and business disruption following the merger may be greater than expected; (6) competitive pressures among depository institutions; (7) the credit risks of lending activities; (8) changes in the interest rate environment and in the demand for loans; (9) general economic conditions, either nationally or in the states in which the combined company will be doing business, might be less favorable than expected; (10) new legislation or regulatory changes; and (11) changes in account principles, policies or guidelines.

We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information

A registration statement on Form S-4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of both Macatawa Bank Corporation and Grand Bank Financial Corporation seeking their approval of the proposed transaction. Investors and security holders are advised to read the registration statement and joint proxy statement/prospectus because they will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at www.sec.gov. These documents also can be obtained free of charge upon written request to Macatawa Bank Corporation, Investor Relations, 348 South Waverly Road, Suite 2C, Holland, MI 49423 or by calling (616) 820-1444.

Macatawa Bank Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Macatawa Bank Corporation shareholders to approve the merger. Information about these participants may be obtained through the SEC's web site from the definitive proxy statements to be filed with the SEC by Macatawa Bank Corporation. Additional information regarding the interests of these participants, as well as information regarding the directors and executive officers of Grand Bank Financial Corporation, may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

                     Overview of Macatawa Bank Corporation

--------------------------------------------------------------------------------

Established in 1997

Total assets of $634 million, deposits of $502 million, and loans of $507 million

Locations in Ottawa, Kent and Allegan Counties
- 10 locations in Ottawa County
- 2 locations in Kent County
- 2 locations in Allegan County

Strong retail presence in Ottawa County

Focus on small to middle market commercial lending. Commercial loans 72% of total loans.

Outstanding asset quality
- Nine month 2001 annualized net charge-off's of only 8 basis points
- Non-performing assets to total assets at September 30, 2001 of 0.10%
- Allowance  for  loan loss to  non-performing  loans at  September  30, 2001 of
  1,158%

Market capitalization at November 20, 2001 of $89 million

                  Overview of Grand Bank Financial Corporation

--------------------------------------------------------------------------------

Established by a private investor group in 1987 with community and private bank focus

Total assets of $252 million, deposits of $213 million, and loans of $220 million

Provides high  customer  service  focus from single  location in downtown  Grand
Rapids

Most recent two year compound annual asset growth rate of 20%

Excellent net charge-off history and credit quality
- Nine months 2001 annualized net charge-offs of zero
- Non-performing assets to total assets at September 30, 2001 of 0.04%
- Allowance  for  loan loss to  non-performing  loans at  September  30, 2001 of
  3,132%

                               Financial Summary

--------------------------------------------------------------------------------

Transaction Structure:                   100% Stock Swap

Surviving Holding Company Entity:        Macatawa Bank Corporation

Fixed Exchange Ratio:                    17.5979 Macatawa shares per Grand share

New Shares to be Issued:                 2,375,000 New Shares

Market Value of Transaction:             $40 million based on MCBC closing price
                                         of $16.75 on November 20, 2001

Grand Valuation:
      - Multiple of Book Value           2.4 times
      - Multiple of Earnings             15.98 times trailing twelve months

Dividend:                                Current MCBC rate of $.08 per quarter

Accounting - Tax Treatment:              Purchase Accounting - Tax-free Exchange

                               Corporate Summary

--------------------------------------------------------------------------------

Banking Subsidiaries*:           Macatawa Bank - Philip J. Koning, President/CEO
                                 Grand Bank - Thomas J. Wesholski, President/CEO

Board of Directors:              Current MCBC directors plus additional director
                                 added from Grand Bank Financial

Expected Closing:                2nd Quarter 2002

Required Approvals:              MCBC and Grand shareholders and customary
                                 regulatory approvals



* Grand Bank Financial Corporation will be merged into MCBC. Mr. Charles Stoddard, current Chairman/CEO and founder of Grand Bank, will retire upon consummation of the merger to devote more time to church and volunteer activities.

                             Transaction Rationale

--------------------------------------------------------------------------------

Expands Macatawa footprint more rapidly into Grand Rapids market (largest financial market in West Michigan)

Grand Bank provides additional management expertise and market presence in Grand Rapids

- Excellent commercial lending and private banking groups
- Trust department leadership
- Platform for branch expansion with local bank that has been in GR market for 15 years

Grand Bank shareholders and board of directors are influential individuals in Grand Rapids and West Michigan area

Accretive to Macatawa earnings

Increased investor visibility
- Combined entity approaching $1 billion in assets
- Market capitalization greater than $100 million
- Provides increased liquidity to shareholders

Allows MCBC to leverage expanding products and services across larger customer base

                   Improved Presence in Strong Banking Market

--------------------------------------------------------------------------------

                              Kent County               Ottawa County
                              -----------               -------------
Market Deposit Base   (1)     $8.5 billion              $2.6 billion

Population   (2)              574,000                   238,000

Median Household Income       $50,000                   $51,000



(1) Source - FDIC/OTS Summary of Deposits at June 30, 2000
(2) Source - Census Bureau 1999

                             Transaction Synergies

--------------------------------------------------------------------------------

The following amounts represent expected annual cost savings on a full year basis for 2002.

Cost savings are expected to be 70% realized in 2002, 100% in 2003.

Estimated annual 2001 non-interest expense for Grand Bank is $7 million.


                                            $ in 000's
                                            ----------
- Salary & Benefit plan related             $    500
- Operations expense related                      70
- Other overhead related                         130
                                            --------
                                            $    700
                                            --------

                         Projected 2002 Earnings Impact

--------------------------------------------------------------------------------

                                       $ in 000's
                                       ----------
MCBC estimated earnings                $  7,100
Grand Bank estimated earnings             3,000
After-tax cost savings                      462
Purchase accounting amortization           (290)  (1)
                                       --------

Pro Forma 2002 Net Income               $10,272
                                       ========

Street estimates EPS for MCBC          $   1.31
Pro Forma EPS                          $   1.32  (2)

(1) Estimated core deposit amortization
(2) Full year diluted shares outstanding based on 2,375,000 new shares = 7,791,000 shares

                           Pro Forma Financial Review

                            Pro Forma Balance Sheet
                               September 30, 2001

--------------------------------------------------------------------------------

                                      Macatawa           Grand     Adjustments    Consolidated
                                        Bank              Bank     -----------    ------------
                                        ----              ----
Cash                                    38,496            9,775                       48,271
Investments                             76,050           19,897                       95,947

Total Loans                            506,669          220,499                      727,168
Less Allowance for Loan Loss             7,177            2,913                       10,090
                                       -------          -------                      -------
Net Loans                              499,492          217,586                      717,078

Goodwill & Other Intangibles                 -                -       23,211          23,211
Other Assets                            19,761            4,646                       24,407
                                       -------          -------                      -------
Total Assets                           633,799          251,904                      908,914
                                       -------          -------                      -------
Demand Deposits                        119,218          111,887                      231,105
Time and Savings Accounts              383,270          100,798                      484,068
                                       -------          -------                      -------
Total Deposits                         502,488          212,685                      715,173

Borrowed Funds                          62,588           19,293                       81,881
Other Liabilities                        2,895            3,356                        6,251
                                       -------          -------                      -------
Total Liabilities                      567,971          235,334                      803,305

Capital                                 65,828           16,570       23,211         105,609
                                       -------          -------                      -------
Total Liabilities & Owners Equity      633,799          251,904                      908,914
                                       -------          -------                      -------
Shares Outstanding                   5,307,201          134,959                    7,682,201
Book Value per Share                     12.40           122.78                        13.75
Tangible Book Value Per Share            12.40           122.78                        10.73

Equity/Assets                            10.39%            6.58%                       11.62%
Leverage Ratio                           10.37%            6.82%                        9.38%
Total Risk Based Capital Ratio           13.60%           10.20%                       12.54%

                                    DEPOSITS

Macatawa Bank
-------------
CD's < $100K
19%

Savings & MMDA
35%

CD's > $100K
19%

Brokered CD's
3%

DDA & Int. on Checking
24%




Grand Bank
----------
CD's < $100K
12%

Savings & MMDA
6%

CD's > $100K
11%

Brokered CD's
18%

DDA & Int. on Checking
53%



Combined
--------
CD's < $100K
17%

Savings & MMDA
26%

CD's > $100K
17%

Brokered CD's
8%

DDA & Int. on Checking
32%

Macatawa Bank
-------------

Mortgage
14%

Consumer
14%

Comm'l
72%


Grand Bank
----------

Mortgage
4%

Consumer
14%

Comm'l
82%



Combined
--------

Mortgage
11%

Consumer
14%

Comm'l
75%

                           Macatawa Bank Corporation

--------------------------------------------------------------------------------

                                                                                9 months
Financial Information ($ in 000's)       1998        1999           2000          2001
---------------------                    ----        ----           ----          ----
Total Assets                           $189,229     $344,921       $499,813      $633,799
Total Investment Securities              27,007       28,281         48,669        68,050
Total Loans                             137,882      285,374        410,676       506,669
Total Deposits                          166,989      279,390        398,617       502,488
Total Equity                             19,611       34,526         38,128        65,828
Net Income                               (2,489)         693          3,349         3,644
EPS(diluted)                              (1.18)        0.22           0.90          0.84
Avg. Diluted Shares O/S               2,103,178    3,216,625      3,711,051     4,327,708

Ratio Analysis
ROA                                      -2.70%        0.26%          0.80%         0.87%
ROE                                     -15.15%        2.72%          9.31%         9.96%
Efficiency ratio                        110.84%       78.02%         67.94%        61.66%
Allow. for loan loss as
       % of total loans                   1.47%        1.40%          1.43%         1.42%
Net charge-offs to avg. loans             0.00%        0.00%          0.02%         0.06%

                        Grand Bank Financial Corporation

--------------------------------------------------------------------------------

                                                                                               2001
Financial Information ($ in 000's)         1998            1999              2000            9 months
---------------------                      ----            ----              ----            --------
Total Assets                            $149,022         $178,665          $223,930          $251,904
Total Investment Securities               14,938           11,834            14,433            19,897
Total Loans                              123,347          149,503           180,850           217,586
Total Deposits                           124,419          152,066           193,587           212,695
Total Equity                              11,313           12,727            14,865            16,570
Net Income                                 1,564            1,777             2,251             1,871
EPS(diluted)                               11.86            12.95             16.35             13.60
Avg. Diluted Shares Outstanding          131,872          137,220           137,675           137,675

Ratio Analysis
ROA                                        1.11%            1.06%             1.12%             1.08%
ROE                                       14.98%           14.75%            16.32%            15.78%
Efficiency ratio                          65.05%           65.70%            61.64%            60.13%
Allow. for loan loss as
       % of total loans                    1.34%            1.31%             1.30%             1.32%
Net charge-offs to avg. loans              0.00%            0.00%             0.06%             0.00%

Macatawa Bank Corporation held a conference call on Monday, November 29, 2001, at 10:30 a.m. EST.

Molly: Good morning. My name is Molly and I will be your conference facilitator today. At this time I would like to welcome everyone to the Macatawa Bank Corporation Merger Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer session. If you would like to ask a question during that time, simply press the number 1 on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. Macatawa and Grand Bank Financial Corporation announce the Merger Agreement on Wednesday, November 21, 2001. Additional copies of the press release can be received by contacting the company at (616) 820-1435. Presentation materials were sent either as a PowerPoint file by e-mail this morning or faxed to respective recipients. If anyone was unable to receive and open the e-mailed PowerPoint file, please contact Angie at this time and (616) 820-1444 to request a fax copy sent to you. A reminder that this call may involve certain forward looking statements such as projections of revenue, earnings, statements on the plans and objectives of management, statements of future economic performance and the assumptions underlying these statements. The results of the company performance may differ materially from any forward looking statements. The company incorporates by reference various risks factors as outlined in recent Securities and Exchange Commission filings that could materially affect the company's financial results. The company assumes no obligation to update any forward looking statements made in this call. At this time, I would like to now turn the call over to Mr. Ben Smith. Thank you Mr. Smith. You may begin your conference.

Ben Smith:          Thank you Molly.  Thanks each of you for joining us for this conference. With us today is Phil Koning who is President and Chief Operating Officer, Steve Germond, CFO and we also have Ray Tooker, head of the Lending functions here. What we will be doing today is hopefully most of you have received either by e-mail or fax the information that was sent out.
                    We are going to try to walk through that rather quickly to give you a better feel of the environment both from an operating standpoint for Macatawa Bank and Grand Bank as well as the geographic area. We are pretty excited about this merger. We think it gives the opportunities for our shareholders a substantial lift because of it. So let me first begin giving a little overview of Macatawa. You will recall that Macatawa was formed just about 11 years ago, almost exactly, or four years ago. It was the 11th in November of 1997. Our first office was in Zeeland. Our second office opened in Holland around Christmas time of that year. Today we've grown to 14 different locations primarily focused in the Ottawa County area which is around the Holland/Zeeland area. Total assets are $634,000,000, deposits $502,000,000, loans $507,000,000 and we should have profits in excess of $5,000,000 this year. We have a strong retail presence in Ottawa County. Our focus has been on our communities small and middle market commercial lending. Our loan portfolio is heavily weighted about 70 - 72% in the commercial loan area. The loan quality has remained very high quality. The nine months ending in September, the annualized charge off were only .08%, nonperforming assets to total assets were 0.10%, allowance for loan lost to nonperforming is 1,158%, and the market cap of Macatawa at the end of November was approaching $90,000,000.

                    Grand Bank Financial or Grand Bank Financial Corporation is a holding company for Grand Bank. It was also established by a private group of investors back in 1987. Their focus was on their communities and on private banking. They have one office located in downtown Grand Rapids. Their total assets are $252,000,000, deposits $213,000,000, and loans
                    $220,000,000. They provide a high customer service focus from their single location. They have had good growth as you can see from the numbers that were sent with you and I think we will talk a little bit about those later. The last two years the annual growth is 20% or better. They also have an excellent charge off history relative to credit. For the nine months ending in September this year, they had no chargeoffs, their nonperforming are .04% and the allowance for loan loss to nonperforming is 3,132%.

                    In terms of the structuring of the transaction, this will be 100% stock transaction. The surviving holding company will be Macatawa Bank Corporation. It was done at a fixed exchange ratio. We will be giving 17.5979 Macatawa shares for each outstanding share of Grand Bank. New shares issued will be approximately 2,375,000 shares and the market value of the transaction valued as November 20th would be approximately $40,000,000. Based on those numbers, the multiple book value is about 2.4 and multiple of earnings is about 15.98 times trailing 12 months. The dividend rate that Macatawa currently has is 8 cents per share per quarter and that is expected to be continued. It will be a tax free exchange and we will be using purchased accounting. In terms of a corporate summary of what we will see once the transaction is completed, Grand Bank Financial Corporation will cease to exist. It will merge into Macatawa Bank Corporation. At that time, Mr. Charles Stoddard, the current Chairman and CEO and the founder of Grand Bank will retire upon the consummation and devote more time to church and volunteer duty. We wish him well and will miss his participation. It was his vision that made Grand Bank the success it is today. The two subsidiaries will then be Macatawa Bank which Phil Koning is President and CEO and Grand Bank and Tom Wesholski is President and he will assume the title of CEO. From Macatawa Board of Directors, we currently have five people on the Board of Directors and we will be adding one additional person from the Grand Bank Financial Corp. board. We expect to close the transaction early in the second quarter of next year. They'll be the normal regulatory approval. We will also have a shareholder vote from both Grand Bank and Macatawa Bank shareholders. The rationale of the transaction is probably a lot easier for us to see knowing the locale than some of you who are located out of the area. But this expands Macatawa's footprint more rapidly into the Grand Rapids market and the Grand Rapids market is the largest market in West Michigan. I guess we've got some figures on that on the next page but let me talk about that now.

                    Ottawa County's market is about $2.6 billion. The Kent County market which is really the Grand Rapids market, is about $8.5 billion so it is almost three times the size of the market that we are currently operating in. Grand Bank also provides additional management expertise and important significant market presence in the Grand Rapids area. They have an actual commercial loaning staff and reputation and they also have a high quality private bank group. They have a good trust department that is well established and been in town for quite some time. They will provide us a platform for branching with a local bank that has been in the Grand Rapids market for over 15 years. Another important feature is the cultures. The two cultures of Grand Bank and Macatawa Bank are very similar inasmuch as they are focused on a high level of personal services. We think that that is something that as these Banks continue to merge often gets left by the wayside. Grand Bank shareholders and Board of Directors are all influential businessmen in Grand Rapids and West Michigan. That will enhance our relation with a lot of important people in our market area. We will talk a little bit, Steve will talk you through some numbers and will be accretive to our earnings. We also believe that we will get increased investor visibility. We will hopefully have increased liquidity as shareholders. The combined entity should be at a billion dollars very quickly and the market capitalization after consummation will be over $100 million. This allows us also and we are expanding to leverage products and service across a whole different customer base. When we originally set up Macatawa, our primary focus was for the mutual benefit of our customers, our employees, our communities and our shareholders and we did so, you may recall, as a result of FMB being taken out and no local bank in the Holland/Zeeland area. What had happened subsequent to that last year, Old Kent which was the horse in the Grand Rapids market was also acquired. We believe that that market also has the same needs that our does and by joining with the Grand Bank people we can fill that need. We also believe that from a shareholder standpoint, what that allows us is a much longer path of growth that we can realize. So we look at this as a very important strategic move. Now I will ask Steve to share with you some of the numbers and I will add that we normally don't share projection numbers. I mean, we'll help you a little bit but we don't give forecasts nor do we expect to start but because of the size of the transaction significance we will do this time but this will be kind of a one shot deal. Steve.

Steve Germond:      Thank you Ben.  I would like to speak to the next two slides you have, the first being the  transaction  synergies.  This
                    shows  expected  initial  cost   reductions.   Initially  we
                    estimate that about 10% of Grand Bank expense will fall to the bottom line as a cost save. Primarily these are captured in three areas that you can see on the slide. The lower salary and benefits consist of reduction in pay for Mr.
                    Stoddard's  retirement  as well  as  benefit  plan  changes.
                    Initially we don't expect to have significant savings from consolidation of operations. We will work toward improving them down the road, so that's the smaller number. But we do also expect to have some other savings in other overhead areas that consist of things like insurance and audit fees as well as contributions.

                    As Ben talked on the next slide, as a matter of policy we don't customarily release internal projections of income. We do feel it is important and relevant to do so in this situation to demonstrate our earnings per share implication. The pro forma 2002 net income for the combined Banks for a full year is projected at $10.3 million. This based on a weighted average shares outstanding, which includes the new stock issued as well as options that would be converted to Macatawa options, and therefore their weighted implications would give us a pro forma earnings per share of about $1.32, I think the consensus estimate out there is about $1.31. We do feel that this is a good transaction from an earnings per share standpoint. I am going to turn it over to Phil Koning. He's going to talk about the rest of the pro formas and then we will come back to that.

Phil Koning:        Thank you  Steve.  I would like to very  quickly  review the current financial status of each bank and what the combined entity would look like. The pro forma balance sheet shows a combined entity at September 30, 2001 which is over $900 million in assets. Obviously by the time the transaction is complete we will be approaching $1 billion. The combined entity still has a reasonably strong equity base from which to grow and the dominant balance sheet items of deposits and loans are expanded on in the next two pages.

                    The next page of the presentation shows the deposit make up of each bank and of the combined entity. We believe it shows a stable and well-diversified funding base for our banks to grow from. Then the next page shows the presentation of the loan composition of each bank and the combined entity. Our loan portfolios are concentrated in the commercial lending area, although those portfolios are quite diversified and we have got Ray Tooker here who can answer some questions. He was part of the due diligence team on the loans at Grand Bank and obviously knows our portfolio very well.

                    The next two pages show the historical financial performance of both banks. Both institutions show excellent growth, improving financial performance and excellent credit quality. We believe the combined entity can continue to grow and improve its efficiency, and profitability. With that - I think that kind of gives you a good summary and overview and maybe a place to start if you have any specific questions that we may address.

Molly: Any questions at this time. At this time I would like to remind everyone in order to ask a question please press the number 1 on your telephone keypad. Your first question comes from John Arfstrom of RBC Capital Markets.

John Arfstrom:      Good morning guys.

Several people:     Good morning John.

John Arfstrom:      We talked like it a little  bit,  but this looks like a good deal. Ben, can you talk a little bit about how the deal came about?

Ben Smith:          I think I tried to allude to that John.  What  happened  was
                    Macatawa from day 1, is we have been fortunate to take advantage of situations that occurred in the marketplace.
                    And when we originally started, in 3-4 years we were figuring we were going to be $200 million, but obviously things went our way. We had a similar occurrence when Old
                    Kent, who was a very good competitor, long time stalwart in our area, surprisingly sold out to Fifth Third. Quite a void, significant void left in the Grand Rapids market. We already had two branches in the Grand Rapids area and at that point in time were trying to determine where we were going to concentrate in the Grand Rapids market and how it was best to attack that market, because clearly, as I pointed out - I mean they have three times the deposit base that we have in our current market - and one of the things we felt had been our strength had been our culture and had been the fact that we were basically a community bank. And when you look at the Grand Rapids market there was one other independent entity that had the exact same - what we thought was the same culture or the same direction and everything else, and so we approached them, why you know we're going to come into the market and we know you want to expand, and would it make more sense for us to do it together than it would separately and, you know, one thing led to another and I think we've arrived at a fair deal for everyone and I think that the result will be a pretty dynamic organization which has an awful lot of potential.

John Arfstrom:      Okay,  and then you talked about similar  philosophies,  and maybe this is a good question for Ray. In terms of underwriting philosophy and credit culture, or can you talk about similarities or differences and what is the culture that survives?

Ray Tooker:         John,  it's a - it is a very similar  underwriting  culture.
                    Their lead lender there, Bill Fickes, has been known to us for a number of years, back from his days at Michigan
                    National. Strong mortgage background, commercial real estate oriented, good strong cash flow lenders. They have a very similar approach to utilizing some limited individual loan authorities and then using a committee approach which is very similar to ours. Their loan rating system is almost identical to ours, so a lot of similarities there. I think that, to be honest, the cultures right now are very similar.
                    I honestly don't see a lot of changes. We have done some work with these fellows over the years or participations and we both look at the lending world in a very similar manner.

John Arfstrom:      Okay.  And  then a couple  of more - Steve,  do you have how much of the acquisition related goodwill is going to be attached to the deposits. How much becomes CDI?

Steve Germond:      Yes. We think, John, on a preliminary  estimate,  that about
                    $3.6 million would be core deposits of $23 million that we showed on that pro forma balance sheet.

John Arfstrom:      Okay. And then last question,  probably Ben. In terms of the shareholder base can you talk a little bit about that on terms of what the base looks like?

Ben Smith:          The  shareholder  -  their  shareholder  base is  about  125 shareholders, primarily local residents, local business people, and it's fairly wide held - widely held bank.

John Arfstrom:      Okay.  Good.  Thanks a lot guys.

Molly:              Our next question is from Joe Stevens, an analyst.

John Rotis:         Good morning guys, this is actually John Rotis.  How are you doing?

Everyone:           Good....

John Rotis:         Actually,  I guess most of my questions  have been answered, but I guess I would go back to the breakout of the $23 million in goodwill. If $3.6 million is core deposits, what is the average life we are using for those, I guess as far as how you're going to amortize them?

Steve Germond:      When we looked at the  estimate  on that,  we've got about a
                    12-year average life projected.

John Rotis:         Okay.  Okay,  and are you just going to, like,  use straight line method?

Steve Germond:      No, we'll use a - It'll be more up front.

John Rotis:         Okay.

Steve Germond:      And then declining as we go down.

John Rotis:         Okay.  Maybe,  Ben I guess this question might be for you. I am just kind of wondering what kind of growth rates are you guys going to assume going forward for the Grand Rapids area and do you think there would be any more acquisitions or anything like that, I guess going forward?

Ben Smith:          I'll speak  first to the  growth  rate.  Our  growth  rate -
                    Macatawa's  growth rate has held up extremely well. We think it will  continue to hold up strong.  We expect Grand Rapids
                    bank  to  actually  accelerate.   They  have  been  somewhat
                    restrained  because  of their one  location.  We  anticipate helping them branch as soon as they're able to do so, and so we would see their growth rate at least equaling Macatawa's,
                    if  not   being   slightly   greater.   In  terms  of  other
                    acquisitions we are not acquisition-minded. Usually when you end up with an acquisition you end up with cultural problems. You end up with growth rate problems because we know what we can do and we've been pretty fortunate in having the right formula and the right area, and we are not anxious to go out and acquire someone who's going to make that task any harder. I think this was a unique situation that we tried to take advantage of because we thought it assured us a stronger growth for a longer number of years without having to worry about, you know, what's going to happen five years down the road because this market will allow us to grow for, you know, 15% to 20% a year for a long time.

John Rotis:         Okay, nice deal guys.

Everyone:           Thank you.

Molly:              At this time there are no further questions.

Ben Smith:          If not, we certainly  appreciate  everyone tuning in. If you have any questions we are around. We also apologize for the delay in the informational meeting, but that was primarily due to the holiday schedules, and so I hope you all understand. Thanks again for calling in.

END OF CALL